03011558

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 45288

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH, D.C. 181 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE CAMELOT GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2455 E. SUNRISE BOULEVARD, SUITE 600
(No. and Street)

FT. LAUDERDALE (City) FL (State) 33304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT BEURET, VICE-CHAIRMAN (954) 563-9669
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOUGLAS N. RICE, CPA., P.A.
(Name — if individual, state last, first, middle name)

4225 PONCE DE LEON BOULEVARD (Address) CORAL GABLES (City) FL (State) 33146 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RB 3/19

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT BEURET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE CAMELOT GROUP, INC., as of DECEMBER 31, 19X 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Signature

VICE-CHAIRMAN

Title

2/27/03

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

THE CAMELOT GROUP, INC.

FINANCIAL STATEMENTS

CONTENTS **PAGE**

Douglas N. Rice, C.P.A., P.A.

Tel: 305-461-9900

Certified Public Accountants

Fax: 305-461-2520
dnrcpa@bellsouth.net
4225 Ponce de Leon Bl
Coral Gables, Florida
33146-1826

Board of Directors
The Camelot Group, Inc.
Ft. Lauderdale, FL

Independent Auditors' Report

We have audited the accompanying statement of financial condition of The Camelot Group, Inc., as of December 31, 2002 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Camelot Group, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has sustained significant operating losses and negative cash flows for the year ended December 31, 2002. In the absence of achieving profitable operations and positive cash flows from operations or obtaining equity financing, the Company may have difficulty meeting current obligations or maintaining required minimum regulatory net capital. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of the computation of minimum capital requirements, pursuant to Section 1.17 of the regulations under the Commodity Exchange Act, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Douglas N. Rice
Certified Public Accountant

Douglas N. Rice C.P.A.

Coral Gables, Florida
February 26, 2002

THE CAMELOT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Assets:	
Cash	$51,686
Certificate of deposit, pledged (Note 11)	13,000
Receivable from broker (Note 4)	40,355
Securities owned, at market (Note 4)	8,541
Property and equipment, net (Note 13)	58,207
Total assets	$171,789

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities and stockholder's equity:	
Accounts payable and accrued liabilities (Note 8)	$ 109,146
Lease commitments and contingencies (Notes 7, 9 and 12)	
Liability subordinated to claims of general creditors (Note 6)	40,000
Stockholder's equity	22,643
Total liabilities and stockholder's equity	$ 171,789

See Independent Auditors' Report and accompanying notes to the financial statements.

THE CAMELOT GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commissions	$271,570
Net trading gains	109,842
Interest income	3,933
Investment banking income	81,535
Other income	11,381
Total revenues	478,261
Expenses:	
Clearance charges	173,424
Commissions	220,424
Interest expense (Note 6)	10,062
Licenses and registrations	43,020
Office	83,501
Management fee expenses	14,994
Professional fees	58,780
Quotations and research	93,184
Rents (Note 7)	74,909
Salaries and related	352,888
Settlements and awards (Note 8)	45,472
Depreciation expense	4,988
Telephone and communication	47,481
Travel and entertainment	18,012
Total expenses	1,241,139
Net loss	$(762,878)

See Independent Auditors' Report and accompanying notes to the financial statements.

THE CAMELOT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock $.01 stated value, 10,000,000 shares authorized, 265,000 issued and outstanding	Additional Paid-in Capital	Deficit	Total Stockholder's Equity
Balance - December 31, 2001	$2,650	$3,216,442	($3,194,613)	$24,479
Capital contributions (Note 10)	-	761,042	-	761,042
Net loss	-	-	(762,878)	(762,878)
Balance - December 31, 2002	$2,650	$3,977,484	($3,957,491)	$22,643

See Independent Auditors' Report and accompanying notes to the financial statements.

THE CAMELOT GROUP, INC.
STATEMENT OF CHANGES IN LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

Balances	$40,000
Activity for the year ended December 31, 2002	-
Balances – December 31, 2002 (Note 6)	$40,000

See Independent Auditors' Report and accompanying notes to the financial statements.

THE CAMELOT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	($ 762,878)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	4,988
Changes in operating assets and liabilities:	
Receivable from broker	92,138
Securities owned	58,239
Accounts payable and accrued liabilities	(30,601)
Total adjustments	(124,764
Net cash used in operating activities	(638,114)
Cash Flows used in investing activities:	
Certificate of deposit	(13,000)
Acquisitions of property and equipment	(63,195)
Net cash used in investing activities	(76,195)
Cash flows from financing activities:	
Capital contributions	761,042
Net cash provided by financing activities	761042
Net increase in cash	46,733
Cash beginning	4,953
Cash ending	$ 51,686
Supplemental Disclosures of Cash Flow Information:	
Interest paid	$ 10,062
Income taxes paid	-

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

THE CAMELOT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization- The Camelot Group, Inc. (the "Company") a wholly owned subsidiary of Camelot Partners, LLC (the Parent), is a broker-dealer acting in an agency capacity, buying and selling securities for its customers and charging a commission. In addition, it is engaged in principal trading of U.S. equity securities for its own account.

Government and Other Regulations - The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions – Securities transactions and related commissions and clearing costs are reported on a trade date basis, and securities owned or sold, but not yet purchased are valued at market. The resulting difference between cost and market is included in operating results.

Depreciation – Property and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives.

The straight-line method of depreciation is followed for financial reporting purposes. The useful lives are as follows:

Office equipment	7 years
Furniture and fixtures	7 years
Computer equipment	5 years

Expenditure for renewals and improvements that significantly extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to operations when incurred. When assets are sold or retired, the cost of the asset and the related accumulated depreciation are removed from the accounts and any gain or loss is recognized at such time.

Income Taxes – Deferred income taxes are provided for the estimated tax effects of temporary differences between financial and income tax reporting in accordance with FASB Statement No. 109. These differences consist primarily of net operating loss carry forwards.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. GOING CONCERN

The Company's ability to continue as a going concern is dependent upon maintaining required minimum regulatory net capital by achieving profitable operations and positive cash flows from operations or obtaining equity financing. The Company has sustained operating losses and negative cash flows from operations for the years ended December 31, 2002, 2001 and 2000. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Management is attempting to raise additional capital from its current stockholder as well as other third parties, which will assist the Company in funding operations and provide the opportunity for the Company to continue as a going concern. Management believes it will be successful in raising capital sufficient to maintain required minimum regulatory net capital and continue operations.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2002, the Company's Net Capital "Deficiency" was $(9,482), which is below requirements by $109,482. The ratio of Aggregate Indebtedness" to "Net Capital" was 100 to 1 at December 31, 2002.

NOTE 4. CLEARING AND DEPOSITORY CONCENTRATION

The Company's clearing and depository operations are provided by Fiserv Correspondent Services, Inc. (FCS) whose principal office is in Philadelphia, Pennsylvania. At December 31, 2002, the amount receivable from broker and securities owned, all United States exchange listed equities, is due from and held by FCS.

Note 5. INCOME TAXES

At December 31, 2002, the Company had net operating loss carry forwards of approximately $3,638,878, which expire in varying amounts from 2013 through 2022. Federal tax rules impose limitations on the use of the net operating losses following certain changes in ownership. Such a change of control occurred in November 1999. As a result, the Company's ability to utilize the net operating loss carry forwards existing prior to the ownership changes are subject to an annual limitation of approximately $16,000, and accordingly, the maximum net operating loss presently available is approximately $2,215,000.

As a result of these net operating losses and other timing differences, the Company has recorded a deferred tax asset which is offset by a valuation allowance in the same amount as the Company believes it is more likely than not that future tax benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are achieved.

Note 6. LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The liability subordinated to claims of general creditors may be repaid at the stated maturity date only if, after giving effect to such repayment, the Company meets the regulatory net capital requirements of governing repayment of such subordinated debt. The loan was made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission and approved by the NASD.

This loan of $40,000 was made in October 2001 and became effectively subordinated with the NASD in November 2001. It accrues interest at 12% per annum and matures on March 31, 2004. For the year ended December 31, 2002, $5,747 of interest expense related to this loan was incurred, and this amount is included in accounts payable and accrued liabilities in the accompanying statement of financial condition at December 31, 2002.

Interest expense on all indebtedness amounted to $10,062 for the year ended December 31, 2002.

Note 7. LEASE COMMITMENTS

The Company currently leases its office facility and certain equipment under non-cancelable operating agreements. The lease on the office facility was cancelled and re-executed on March 15, 2002 and expiring in February 28, 2007.

The approximate future minimum annual rentals under the non-cancelable leases, including the re-executed office facility lease, are as follows:

2003	$78,000
2004	$73,000
2005	$75,000
2006	$78,000
2007	$13,000

Note 8. SETTLEMENT AND AWARDS

In April 2001, a court entered a judgment against the Company resulting from nonpayment of rent in 1999. The Company has been ordered to pay $45,799, plus accrued interest at 10% on the unpaid balance. The Company plans to appeal the verdict. This settlement amount is included in accounts payable and accrued liabilities in the accompanying statements of financial condition.

Note 9. CONTINGENCIES

A disciplinary action was commenced by the NASD against the Company. The basis for the action emanated from events that transpired from 1996 through 1998, prior to the acquisition of the Company by present management, and involve an undisclosed principal of the Company and the payment for undisclosed compensation. No hearings have been set for the cases, however, the Company intends to vigorously contest the action. The outcome of this action as well as the extent of the Company's liability, if any, cannot be determined at this time.

Note 9. CONTINGENCIES continued

As of December 31, 2002, the Company was engaged in a NASD arbitration between a Claimant and several brokerage firm including, the Company. The total amount sought in the complaint is $790,300. The Company's legal counsel has advised that, at this stage of the proceedings they cannot accurately predict the likelihood of an unfavorable or favorable outcome or the amount or range of potential loss (gain), if any. Accordingly, no adjustments that may result from resolution of these uncertainties have been made in the accompanying financial statements. However, it is reasonably possible that as the various complaints proceed, a change in management's estimate will occur as to the likelihood of an unfavorable or favorable outcome.

As of December 31, 2002, a complaint had been filed against the Company by an investor in the Company's parent company. The total amount sought in the complaint is $50,000 plus compensatory damage and attorney's fees. The Company's legal counsel has advised that, at this stage of the proceedings they cannot accurately predict the likelihood of an unfavorable or favorable outcome or the amount or range of potential loss (gain), if any. Accordingly, no adjustments that may result from resolution of these uncertainties have been made in the accompanying financial statements. However, it is reasonably possible that as the various complaints proceed, a change in management's estimate will occur as to the likelihood of an unfavorable or favorable outcome.

Note 10. RELATED PARTY TRANSACTIONS

Capital Contributions

For the year ended December 31, 2002, the Parent contributed equity capital of $761,042.

Other Matters

The Company's Parent allows the Company to use its property and equipment for no charge.

Note 11. CERTIFICATE OF DEPOSIT

On August 23, 2002, the Company purchased a certificate of deposit in the amount of $13,000 accruing interest income at 1.834% per year, maturing on August 22, 2003.

The certificate of Deposit was pledged as collateral for the Company's Standby Letter of Credit. See Note 12.

Note 12. STANDBY LETTER OF CREDIT

On August 28, 2002, the Company entered into an Irrevocable Standby Letter of Credit for the benefit of the Company's Payroll service provider in the amount of $13,000, expiring on February 24, 2003. The Letter of Credit was collateralized by the Certificate of Deposit of the Company, see Note 11.

Note 13. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2002:

Computer equipment	$16,594
Furniture and fixture	16,227
Office equipment	30,374
	63,195
Less accumulated depreciation	(4,988)
	$58,207

Note 14.

On January 9, 2003, the Company entered into a revised Membership Agreement with the NASD to operate pursuant to the $50,000 net capital requirement of SEC rule 15c3-1(a) 92(iv). As such, the firm is no longer allowed to function as a market maker or to conduct proprietary trading activities.

Note 15. NET CAPITAL DEFICIENCIES

On January 2, 2003, the Company notified the NASD that as of December 27, 2002, the Company had a net capital deficiency, see page 15. As such, the firm was required to cease accepting purchase orders until the capital requirement was met.

THE CAMELOT GROUP, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c3-1 AND RECONCILIATION TO COMPANY'S
CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2002

Credits	
Liability subordinated to claims of general creditors	$ 40,000
Stockholder's equity	22,643
Total credits	$ 62,643
Net capital before haircuts on security positions	67,382
Unallowable assets	(70,743)
Haircuts on securities positions	(1,382)
Net capital	(9,482)
Minimum net capital requirement – greater of $100,000 or 6 2/3% of aggregate indebtedness of $103,943	100,000
Net capital deficiency	109,482
Schedule of aggregate indebtedness	
Accounts payable and accrued liabilities	109,146
Ratio of aggregate indebtedness to net capital	100 to 1
Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002)	
Net capital as reported in Company's Part IIA (unaudited) Focus report	$ 16,203
Increase in unallowable assets	(13,000)
Net audit adjustments	(12,718)
Decrease in haircuts certificate of deposit, pledged	33
Net capital per above	$ (9,482)

See Independent Auditors' Report

THE CAMELOT GROUP, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

Douglas N. Rice, C.P.A., P.A.

Tel: 305-461-9900

Certified Public Accountants

Fax: 305-461-2520
dnrcpa@bellsouth.net
4225 Ponce de Leon B
Coral Gables, Florida
33146-1826

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
The Camelot Group, Inc.
Ft. Lauderdale, FL

In planning and performing our audit of the financial statements and supplemental schedules of The Camelot Group, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Douglas N. Rice
Certified Public Accountant

Coral Gables, Florida
February 26, 2002